                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1 )


                        LEAP WIRELESS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  521863 1 0 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                             STEVEN R. ALTMAN, ESQ.
                            EXECUTIVE VICE PRESIDENT
                          AND PRESIDENT, TECH ALLIANCE
                              QUALCOMM INCORPORATED
                              5775 MOREHOUSE DRIVE
                               SAN DIEGO, CA 92121
                                 (858) 587-1121
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  MARCH 9, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                              (Page 1 of 12 pages)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                         (Continued on following pages)


---------------------------------              ---------------------------------
CUSIP NO. 521863 1 0 0               13D         Page 2 of 16 Pages
---------------------------------              ---------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            QUALCOMM INCORPORATED
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) / /
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            OO, WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                      / /

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
           NUMBER                7      SOLE VOTING POWER
             OF                            5,161,624 (1)
                              --------------------------------------------------
           SHARES                8      SHARED VOTING POWER
        BENEFICIALLY                          -0-
                              --------------------------------------------------
          OWNED BY               9      SOLE DISPOSITIVE POWER
         REPORTING                         5,161,624 (1)
                              --------------------------------------------------
           PERSON                10     SHARED DISPOSITIVE POWER
            WITH                              -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,161,624
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                    / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.1% (1)(2)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   CO
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon 30,020,857 outstanding shares of the Issuer's Common Stock, as of January 31, 2001, adjusted as required by rules promulgated by the SEC.


                              (Page 2 of 12 pages)

This Amendment No. 1 to Schedule 13D is being filed on behalf of QUALCOMM Incorporated, a Delaware corporation, as an amendment to the initial statement on Schedule 13D (the "Schedule 13D"), relating to shares of Common Stock, par value $.0001 of Leap Wireless International, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on October 2, 1998. The Schedule 13D is hereby further amended and supplemented as follows:

ITEM 2.    IDENTITY AND BACKGROUND

Items 2(b) and 2(c) of the Schedule 13D are hereby amended to read as follows:

                           (b) The address of the principal business offices of
                  QUALCOMM is 5755 Morehouse Drive, San Diego, California 92121.

                           (c) The name, citizenship, residence or business
                  address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of QUALCOMM are set forth on
                  Schedule I to this Amendment No. 1.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                           On September 23, 1998, the Issuer issued to QUALCOMM
                  a warrant (the "Warrant") to purchase 5,500,000 shares of Common Stock, which is included as Exhibit 99.2 to the
                  Schedule 13D. The Issuer issued the Warrant to QUALCOMM in connection with the distribution (the "Distribution") by QUALCOMM to its stockholders of all of the outstanding shares of Common Stock of the Issuer. The Warrant carries an exercise price per share equal to $6.10625, the average price of the last sales price per share of the Common Stock on the Nasdaq National Market for each of the five consecutive trading days beginning on and including the date of the Distribution, and is exercisable during the ten years following the Distribution. The Issuer was a wholly-owned subsidiary of QUALCOMM prior to the Distribution. The Distribution and the Warrant are described in more detail in that certain Registration Statement on Form 10, as amended (the "Registration Statement"), filed by the Issuer with the Commission on July 1, 1998 (SEC File No. 0-29752), which is included as Exhibit 99.1 to the Schedule 13D. In the Distribution, each stockholder of QUALCOMM received one (1) share of Common Stock, including certain attached preferred stock purchase rights, for every four (4) shares of QUALCOMM Common Stock owned by such stockholder as of the record date for the Distribution. QUALCOMM was, at the time of the Distribution, a reporting company under the Securities Exchange Act of 1934, as amended.


                              (Page 3 of 12 pages)

                           In March 1999, QUALCOMM agreed to reduce the number
                  of shares of Common Stock issuable under the Warrant to 4,500,000 shares in exchange for $3,000,000 in consideration from the Issuer in order to enable the Issuer to meet FCC regulatory requirements. This Superceding Warrant is included as Exhibit 99.6 to this Amendment No. 1.

                           In February 2000, QUALCOMM purchased 308,000 senior
                  discount units of the Issuer, each senior discount unit consisting of one 14.5% senior discount note due 2010 and one warrant to purchase 2.503 shares of Issuer Common Stock at an exercise price of $96.80 per share (the "Senior Discount Unit Warrants"). The Senior Discount Unit Warrants may be exercised at any time on or after February 23, 2001 and prior to April 15, 2010. The form of Senior Discount Unit Warrant is included in the Warrant Agreement, which is included as Exhibit 99.7 to this Amendment No. 1. The senior discount units are described in more detail in that certain Quarterly Report of the Issuer on Form 10-Q for the quarter ended February 29, 2000. The Senior Discount Unit Warrants are described in further detail in the Issuer's Registration Statement on Form S-3 filed on July 24, 2000 (Registration No. 333-42126).

                           In December 2000, QUALCOMM exercised a portion of the
                  Warrant and received 562,500 shares of Common Stock for an aggregate purchase price of $3,434,766 in cash. Also in December 2000, QUALCOMM net exercised an additional portion of the Warrant, and received 453,200 shares of Common Stock surrendering Warrants to purchase 109,300 shares of Common Stock in payment of the exercise price.

                           This Schedule 13D reflects QUALCOMM's beneficial
                  ownership of 1,015,700 shares of Common Stock, plus up to 3,375,000 shares issuable upon the exercise of the Warrant and up to 770,924 shares issuable upon the exercise of the Senior Discount Unit Warrants. This Schedule 13D further reflects the beneficial ownership of each of QUALCOMM's executive officers and directors in the Issuer's Common Stock as detailed on
                  Schedule II attached to this Amendment No. 1. To QUALCOMM's knowledge, each executive officer and director of QUALCOMM acquired his or her respective beneficial interests in the Issuer's Common Stock in connection with the Distribution.

ITEM 4.    PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                           As noted above, QUALCOMM acquired the Warrant and its
                  beneficial ownership of the underlying shares of Common Stock in connection with the Distribution. QUALCOMM acquired the Senior Discount Unit Warrants and its beneficial ownership of the underlying shares of Common Stock in connection with financing activities of the Issuer in February 2000. QUALCOMM may in


                              (Page 4 of 12 pages)
                  the future exercise the balance of the Warrant and the Senior Discount Unit Warrants, in each case in whole or in part, for investment purposes. QUALCOMM does not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

                  As noted above, to QUALCOMM's knowledge, each executive officer and director of QUALCOMM acquired his or her respective beneficial interests in the Issuer's Common Stock in connection with the Distribution. To QUALCOMM's knowledge, none of its executive officers or directors have any plans that relate to or would result in any of the actions set forth in parts (a) through (f) of Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

                           (a)-(b) As of February 15, 2001, QUALCOMM had
                  beneficial ownership of 5,161,624 shares of Issuer's Common Stock, including 3,375,000 shares which QUALCOMM has the right to acquire pursuant to the Warrant and up to 770,924 shares upon the exercise of the Senior Discount Unit Warrants.

                           QUALCOMM has sole power to vote and dispose of all of
                  the shares of Issuer's Common Stock beneficially owned by it. Based upon the number of shares outstanding as of January 31, 2001, QUALCOMM's beneficial ownership in the Issuer constitutes approximately 15.1% of the outstanding shares of Common Stock.

                           Information regarding the beneficial interests of
                  each of executive officer and director of QUALCOMM in Issuer's Common Stock is described in Schedule II attached to this Amendment No. 1.

                           (c) On December 6, 2000, QUALCOMM exercised a portion
                  of the Warrant and received 562,500 shares of Common Stock for an aggregate purchase price of $3,434,766 in cash. Also, on December 12, 2000, QUALCOMM net exercised an additional portion of the Warrant, and received 453,200 shares of Common Stock surrendering Warrants to purchase 109,300 shares of Common Stock in payment of the exercise price.

                           On January 4, 2001, Peter Sacerdote, one of
                  QUALCOMM's directors, exercised options to purchase an aggregate of 15,000 shares of Issuer's Common Stock for an aggregate purchase price of $37,725. Of the options exercised, 7,500 had an exercise price of $3.03 per share and 7,500 had an exercise price of $2.00 per share.


                              (Page 5 of 12 pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented as follows:

                           In February 2000, QUALCOMM purchased 308,000 senior
                  discount units in the Issuer's February 2000 units offering, each unit consisting of one senior discount note and one Senior Discount Unit Warrant, for $150 million. The notes mature in April 2010 and bear interest at 14.5%. The Senior Discount Unit Warrants are detachable after six months and entitle each holder to purchase 2.503 common shares per each senior discount note unit held. The exercise price is $96.80 per common share. The Issuer used $227 million of the proceeds from the issuance of senior discount notes and senior notes to pay down its previous credit facility with QUALCOMM, which credit facility was cancelled in the second quarter of fiscal 2000.

                           On January 23, 2001, the Issuer and QUALCOMM
                  announced that they had entered into a secured loan agreement under which QUALCOMM will provide Issuer up to approximately $125 million in financing to support the Issuer's acquisition of C-Block and F-Block wireless licenses in the Federal Communications Commission's (the "FCC's") recent broadband PCS auction. Under the terms of the agreement, QUALCOMM expects to fund borrowings under the loan by the transfer to the Issuer of a $125 million auction discount voucher previously issued by the FCC to QUALCOMM. The Issuer must repay the loan in a single payment of principal and accrued interest no later than five years from the date of the initial borrowing. The loan is subject to mandatory prepayments in certain circumstances. The loan bears interest at a variable rate depending on the collateral provided by the Issuer. The Issuer expects this rate to be at LIBOR plus 7.5%. As security for the loan, the Issuer has agreed to pledge the stock of subsidiaries holding wireless licenses acquired in the auction with an aggregate purchase price of a least 150% of the principal amount of the loan.

                           In April 1999, Issuer, QUALCOMM and certain executive
                  officers and directors of QUALCOMM at the time entered into a Voting Agreement pursuant to which QUALCOMM and the other persons identified in the Voting Agreement (the "Investors") agreed that for so long as (i) the Issuer or Cricket Holdings, Inc. ("Cricket"), a subsidiary of the Issuer, desires to remain qualified as a "Publicly Traded Corporation With Widely Disbursed Voting Power" (a "PTC") or as a "very small business" designated entity eligible to hold C-Block or F-Block PCS licenses, as those terms are defined under the rules, policies or orders of the FCC, and (ii) if and to the extent that, in the written opinion (which may be a reasoned opinion) of the Issuer's outside regulatory counsel, which counsel shall be reasonably satisfactory to QUALCOMM on behalf of the Investors, an Investor's ability to vote shares of the Issuer's capital stock (considered singly or in the aggregate with the other Investors and other holders of the Issuer's capital stock) would otherwise disqualify the Issuer or Cricket as a PTC or as a "very small


                              (Page 6 of 12 pages)
                  business" designated entity eligible to hold C-Block or F-Block PCS licenses, each such Investor (prior to the close of voting but after the votes of all other outstanding voting securities which are not subject to the Voting Agreement have been tallied) shall cause all such shares of the Issuer's capital stock which Investor has the right to vote to be voted in proportion to the aggregate affirmative and negative votes of the other outstanding voting securities of the Issuer, in respect of each proposal submitted for a vote or written consent of the Issuer's stockholders. The Voting Agreement is included as Exhibit 99.8 of this Amendment No. 1. The following current executive officers and directors of QUALCOMM are party to the Voting Agreement: Mr. Irwin Jacobs, Mr. Sulpizio, Mr. Altman, Mr. Antonio, Mr. Paul Jacobs, Mr. Thornley and Mr. Schrock.

                           Also in April 1999, the Issuer and QUALCOMM entered
                  into an Agreement Concerning Share Ownership, which was subsequently amended and restated in its entirety in August 1999, pursuant to an Amended and Restated Agreement Concerning Share Ownership. Under the terms of the Amended and Restated Agreement Concerning Share Ownership, QUALCOMM agreed that from and after the date of such agreement, for so long as the Issuer or Cricket seeks to remain qualified as a PTC or "very small business" designated entity eligible to hold C-Block and F-Block PCS licenses, QUALCOMM shall not purchase, receive or otherwise hold (whether by purchase, gift, pursuant to options, warrants or convertible securities, or otherwise) any shares of Issuer's Common Stock in excess of 15% of the Issuer's Common Stock, unless, in the written opinion (which may be a reasoned opinion) of Issuer's outside regulatory counsel, which counsel shall be reasonably satisfactory to QUALCOMM, such purchase, receipt or holding will not disqualify Issuer as a PTC or as a "very small business" designated entity. This Amended and Restated Agreement Concerning Share Ownership is included as Exhibit 99.9 of this Amendment No. 1.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

The following exhibits supplement those originally filed with the Schedule 13D:

                  99.6 Superceding Warrant, dated as of August 9, 1999, issued to QUALCOMM by the Issuer (incorporated herein by reference to Exhibit 4.2.2 to Issuer's Post-Effective Amendment No. 2 to the Registration Statement on Form S-1, filed by the Issuer with the Commission on August 10, 1999, Registration No. 333-54459 (the "Form S-1")).

                  99.7 Warrant Agreement, dated as of February 23, 2000, by and between Leap Wireless International, Inc. and State Street Bank and Trust Company (including Form of Warrant Certificate) (incorporated by reference to
                           Exhibit 4.3 to the Quarterly Report of the Issuer on Form 10-Q for the quarter ended February 29, 2000.


                              (Page 7 of 12 pages)

                  99.8 Form of Voting Agreement between the Issuer, QUALCOMM and various officers and directors of QUALCOMM dated as of April 1, 1999 (incorporated herein by reference to Exhibit 4.2.3 to the Form S-1).

                  99.9 Amended and Restated Agreement Concerning Share Ownership between the Issuer and QUALCOMM dated as of August 4, 1999 (incorporated herein by reference to Exhibit 4.2.4 to the Form S-1).


                              (Page 8 of 12 pages)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Date:  February 21, 2001

                                      QUALCOMM INCORPORATED,
                                      a Delaware corporation


                                      By:  /s/ Anthony S. Thornley
                                         ---------------------------------------
                                               Anthony S. Thornley
                                               Executive Vice President and
                                               Chief Financial Officer


                              (Page 9 of 12 pages)

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF QUALCOMM INCORPORATED

Irwin M. Jacobs is the Chairman of the Board of Directors and Chief Executive Officer of QUALCOMM.

Richard Sulpizio is a Director and the President and Chief Operating Officer of QUALCOMM.

Steven R. Altman is an Executive Vice President and President, Tech Alliance.

Franklin P. Antonio is an Executive Vice President and the Chief Technology Officer of QUALCOMM.

Paul E. Jacobs is an Executive Vice President.

Anthony S. Thornley is an Executive Vice President and the Chief Financial Officer of QUALCOMM.

Louis M. Lupin is the Senior Vice President and General Counsel of QUALCOMM.

Donald E. Schrock is a Senior Vice President and the President, QCT Products Division of QUALCOMM.

Richard C. Atkinson is a Director of QUALCOMM. Dr. Atkinson is also currently the President of the University of California, with its principal place of business at 1111 Franklin St., Flr. 12, Oakland, CA 94607.

Adelia A. Coffman is a Director of QUALCOMM. Ms. Coffman also currently provides financial consulting services and is active in Oregon Diverse Industries, LLC, a real estate investment and development company with its principal place of business at 4902 McLoughlin Dr., Central Point OR 97504 and of which she is an owner.

Diana Lady Dougan is a Director of QUALCOMM. Ambassador Dougan serves as senior advisor and international communications studies chair of the Center for Strategic and International Studies and chairwoman of the Cyber Century Forum.

Neil Kadisha is a Director of QUALCOMM. Mr. Kadisha is also Chief Executive Officer of Omninet Capital, a venture capital firm focused on investments in the fields of wireless communications and broadband infrastructure. Mr. Kadisha is also the Chairman and Chief Executive Officer of Switchpoint Networks, Inc., a broadband internet technology company. He serves on the Board of Directors of various privately held companies.

Robert E. Kahn is a Director of QUALCOMM. Dr. Kahn is also Chairman, Chief Executive Officer and President of the Corporation for National Research Initiatives (CNRI), with its principal place of business at 1895 Preston White Drive, Suite 100, Reston, VA 20191.


                              (Page 10 of 12 pages)

Jerome S. Katzin is a Director of QUALCOMM. He is also a Director of the Coastal Corporation, an oil and gas business.

Duane A. Nelles is a Director of QUALCOMM. Mr. Nelles is in the personal investment business and serves on the Board of Directors of WFS Financial Inc., an automotive finance company, and is Chairman of the Board of Skydesk, a storage and systems management services company.

Frank Savage is a Director of QUALCOMM. He also serves as Chairman of Alliance Capital Management International, with its principal place of business at 1345 Avenue of the Americas, New York, NY 10105, and a Director of Alliance Capital Management Corporation. Alliance Capital is an investment management subsidiary of Equitable Life Assurance Society. Mr. Savage is a Director of Lockheed Martin Corporation, an aero-technology corporation, ENRON Corporation, an energy company, Essence Communications, Inc., a media company and The Johns Hopkins and Howard Universities.

Brent Scowcroft is a Director of QUALCOMM. General Scowcroft is the President of The Scowcroft Group, Inc., an international business consulting firm with its principal place of business at 900 17th St., NW, Suite 500, Washington, DC 20006. He is also the President of the Forum for International Policy, a non-profit organization that promotes American leadership and foreign policy. General Scowcroft is a Director of Pennzoil-QuakerState, an automotive consumer car care company.

Peter M. Sacerdote is a Director of QUALCOMM. Mr. Sacerdote is an advisory director of Goldman Sachs & Co., with its principal place of business at 85 Broad St., 19th Floor, New York, NY 10004, where he also serves as Chairman of its Investment Committee. He also serves as a Director of AMF Group, Inc., a bowling center operator and equipment manufacturer and Franklin Resources, Inc., a mutual fund management company.

Marc I. Stern is a Director of QUALCOMM. He is also the President of The TCW Group, Inc., an asset management firm with its principal place of business at 865 S. Figueroa, Los Angeles, CA 90017. Mr. Stern is the non-executive chairman of Apex Mortgage Capital, Inc., a financial services company, and chairman of TCW Galileo Funds, Inc., a registered investment company.

All individuals described in this Schedule I are U.S. citizens and are employed at, or retained as Directors by, QUALCOMM Incorporated, 5775 Morehouse Drive, San Diego, CA 92121.


                              (Page 11 of 12 pages)

                                   SCHEDULE II

                  BENEFICIAL OWNERSHIP OF ISSUER'S COMMON STOCK
          BY EXECUTIVE OFFICERS AND DIRECTORS OF QUALCOMM INCORPORATED



    The following table sets forth certain information regarding the ownership of the Issuer's Common Stock as of January 31, 2001 by each executive officer and director of QUALCOMM Incorporated:


                                                                                        BENEFICIAL OWNERSHIP(1)
                                                                                      ---------------------------
                                                                                        NUMBER OF    PERCENT OF
                  BENEFICIAL OWNER                                                        SHARES        TOTAL
                  ----------------                                                    -------------  ------------
                  Irwin Mark Jacobs...............................................       857,268        2.84%
                  Richard Sulpizio................................................        17,552            *
                  Steven R. Altman................................................         1,750            *
                  Franklin P. Antonio.............................................       206,318            *
                  Paul E. Jacobs..................................................        34,108            *
                  Anthony S. Thornley.............................................        16,948            *
                  Louis M. Lupin..................................................           804            *
                  Donald E. Schrock...............................................        29,870            *
                  Richard C. Atkinson.............................................        40,508            *
                  Adelia A. Coffman...............................................        59,733            *
                  Diana Lady Dougan...............................................             0            *
                  Neil Kadisha....................................................       378,736        1.26%
                  Robert E. Kahn..................................................        13,500            *
                  Jerome S. Katzin................................................        58,970            *
                  Duane A. Nelles.................................................        17,500            *
                  Peter M. Sacerdote..............................................        27,750            *
                  Frank Savage....................................................         6,625            *
                  Brent Scowcroft.................................................        17,250            *
                  Marc I. Stern...................................................        17,000            *
                                                                                      -------------  ------------
                  All Executive Officers and Directors as a Group (19 persons)....     1,802,190        5.91%


------------
 *       Less than one percent.

(1) Includes beneficial ownership of the following numbers of shares that may be acquired within 60 days of January 31, 2001 pursuant to stock options:
Mr. Irwin Jacobs, 193,750 shares; Mr. Sulpizio, 16,500 shares; Mr. Altman, 1,750 shares; Mr. Antonio, 36,875 shares; Mr. Paul Jacobs, 32,500 shares; Mr. Thornley, 16,750 shares; Mr. Lupin, 700 shares; Mr. Schrock, 29,750 shares; Dr. Atkinson, 16,500 shares; Ms. Coffman, 21,500 shares; Ambassador Dougan, 0 shares; Mr. Kadisha, 16,500 shares; Dr. Kahn, 13,500 shares; Mr. Katzin, 16,500 shares; Mr. Nelles, 16,500 shares; Mr. Sacerdote, 1,500 shares; Mr. Savage, 6,500 shares; Mr. Scowcroft, 15,500 shares; Mr. Stern, 16,500 shares; all directors and executive officers as a group, 469,575 shares.


                              (Page 12 of 12 pages)